

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 19, 2006

<u>**via U.S. mail and facsimile**</u>

Dennis M. Loughran
Vice President, Finance and Chief Financial Officer
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

> **Re: Rogers Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Filed March 31, 2006**
> **File No. 1-4347**

Dear Mr. Loughran:

        We have reviewed your response letter dated May 9, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Note 3 – Goodwill and Other Intangible Assets, page 50</u>

1. We note your response to comment 2 in our letter dated April 25, 2006. Please provide us with the following additional information regarding your determination that the fair values of your reporting units within your "other polymer products" reportable segment are greater than the carrying values to help us better understand how you arrived at your conclusion:

   - In your calculation of adjusted segment operating income (loss) for purposes of testing goodwill for impairment, your beginning segment operating income (loss) does not agree to the amounts listed on the prior page for each operating segment. Please reconcile.
   - Please tell us the components of the corporate allocations you eliminate from 2005 segment operating income (loss), including why you believe these items should be eliminated. Help us understand why the amounts you allocate to

Elastomer and Polyolefin are not representative of the changes that would be necessary on a stand-alone basis.

- Please explain the significant assumptions you used in arriving at future cash flows and terminal values for Polyester-Based Industrial Laminates, Polyolefin Foams, and Elastomer Components Products. Specifically, please address the following:
  o Terminal Value: Please tell us how you arrived at these amounts for each reporting unit.
  o Polyester: Please explain your forecast of operating profits that increase significantly each period, considering this unit reported close to breakeven for each of the past three years.
  o Polyolefin: Please explain your forecast of sales increasing 13% for fiscal year 2006 and 10% thereafter, considering this unit's sales trends steadily decreased for fiscal years 2003-2005.
  o Polyolefin: Please better explain your forecast that this unit will generate increasing operating profits for the next five years even though it generated operating losses for each of the past three years.
  o Elastomer: Please explain your forecast of sales increasing 20% for fiscal year 2006 and 10% thereafter, considering historical sales trends.
  o Elastomer: Please better explain your forecast that this unit will generate significantly increasing operating income for 2007 – 2010 even though it generated operating losses for each of the past three years.

In addition, please provide us proposed disclosures, that you will include under critical accounting policies in future filing, that provide a more comprehensive analysis and discussion of the significant estimates and assumptions you used in your evaluation of goodwill impairment.

Note 8 – Income Taxes, page 57

2. We note your response to comment 3 in our letter dated April 25, 2006. Please help us understand, the facts and circumstances that resulted in the initial tax estimates you recorded, when you filed your 2004 Form 10-K, and the changes that occurred and resulted in material revisions to those estimates, when you filed your 2004 tax return. In this regard, it is not clear to us why you would need to extrapolate 2003 results to estimate a benefit for 2004 since actual 2004 results were available when you filed your 2004 Form 10-K. In addition, please explain why you did not include disclosures in the critical accounting policies section of MD&A for these changes in estimates that materially impacted net income.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell at (202) 551-3709, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief